L'ORÉAL

[redacted]

L'OREAL
International Financial Information Department

11th October, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes an English summary of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Amendment to the Sanofi-Aventis shareholders' agreement

Very truly yours,

The International Financial Information Director

Jean-Régis CAROF

dlw 10/19

This document is an English summary of the amendment to the shareholders' agreement between L'Oréal and Total in French that was filed with the French *Autorité des marchés financiers* (AMF). This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b). The text of the summary in French made public by the AMF can be found on the AMF's website at http://www.amf-france.org/inetbdif/viewdoc/affiche.aspx?id=12604&txtsch=.

L'ORÉAL

AMENDMENT TO THE SANOFI-AVENTIS SHAREHOLDERS' AGREEMENT

A second amendment (the "second amendment") to the shareholders agreement, dated April 9, 1999, by and between Total, Elf Aquitaine, Valorisation et Gestion Financière and L'Oréal with respect to their shareholdings in Sanofi-Aventis (the "shareholders agreement") was entered into on August 30, 2004.

The second amendment provides that the eight directors designated by L'Oréal and Total will be selected as follows:

- 3 directors will be chosen among the candidates proposed by Total
- 2 directors will be chosen among the candidates proposed by L'Oréal
- 3 directors independent from L'Oréal and Total will be chosen by agreement between L'Oréal and Total

The second amendment changes the number of shares subject to sale restrictions under the shareholders agreement in order to take into account the division of the nominal value of the shares since the shareholders agreement was entered into.

It was specified that:

- a number of shares held by L'Oréal equal to, at the date of the second amendment, 142 235 088 shares, to which will be added the shares that L'Oréal will hold as a result of further acquisition, subscription or grant of shares resulting from the shares referred to above, and

- a number of shares held by the Total Group equal to, at the date of the second amendment, 142 235 088 shares, to which will be added the shares that Total Group will hold as a result of further acquisition, subscription or grant of shares resulting from the shares referred to above

will be subject to sale restrictions under the shareholders agreement

The parties have reiterated that, until the expiration of the shareholders agreement as specified in the first amendment to the shareholders agreement i.e. December 2, 2004, they are acting and will continue to act in concert, in accordance with Article L.233-10 of the *Code de Commerce,* with a view to have a common policy with respect to the company.

All information concerning L'Oréal can be obtained by consulting the company's annual report (*Document de Référence*) filed with the AMF (*Autorité des marchés financiers*) which is available on L'Oréal's website (www.loreal-finance.com) in French and English and on the website of the AMF (www.amf-france.org).